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                                                                  Exhibit 8(jjj)
   _____________, 2005

   Janus Investment Fund
   151 Detroit Street
   Denver, Colorado 80206

   Gentlemen:

   As you know, Section 5 of our Investment Advisory Agreement dated ______________, 2005, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Janus Smart Portfolio--Conservative (the "Portfolio"). This letter is to inform you that JCM will waive a portion of its fee from the date of commencement of operations of the Portfolio until March 1, 2007, under the following conditions:

         In the event the operating expenses of the Portfolio (excluding any expenses of an underlying fund), including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.17% of the Portfolio's average daily net assets, JCM shall reduce its fee payable with respect to the Portfolio by the extent of such excess; provided, however, there shall be excluded from such expenses the amount of any items not normally considered operating expenses such as interest, taxes, brokerage commissions, distribution fees and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Portfolio. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses of the Portfolio exceed a pro rata portion of this annual expense limitation, the estimated amount of reimbursement under such limitation shall be offset against the monthly payment of the fee due to JCM.

         For any reimbursement paid by JCM to the Portfolio or any fee reduction by JCM pursuant to this letter, for a three year period commencing with operations of the Portfolio, JCM shall be permitted to recoup such reimbursement or fee reduction from the Portfolio, provided that at no time during the term of this letter shall the expenses allocated to the Portfolio, with the exceptions noted above, exceed 0.17% of average daily net assets. This provision survives the term of this letter.

This waiver will continue in effect until March 1, 2007, unless extended.

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This waiver is applicable only to the Portfolio and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

      JANUS CAPITAL MANAGEMENT LLC                      JANUS INVESTMENT FUND

  By:                                       By:
     ------------------------------------       --------------------------------
     David R. Martin, Chief Financial            Girard C. Miller, President and
     Officer and Executive Vice President        Chief Executive Officer